Mail Stop 7010

      November 9, 2005

Mr. Domenico Cecere
KB Home
10990 Wilshire Boulevard
Los Angeles, California 90024

	Re:	KB Home
		Form 10-K for Fiscal Year Ended November 30, 2004
		Form 10-Q for Fiscal Quarter Ended August 31, 2005
      File No. 1-09195

Dear Mr. Cecere:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2004

Note 5 - Consolidation of Variable Interest Entities

1. We acknowledge that we have previously requested information about this subject. Since you have had more time to apply this guidance, we have further comments. Please provide for us a more comprehensive analysis of how you have applied FIN 46(R) regarding your land option contracts. In particular:

* Provide a description of how your various option contracts are structured;

* Tell us how you define whether a land option contract is a VIE;

* Provide an example of a land option contract (if determined to be a
VIE) requiring consolidation and one not requiring consolidation, with emphasis on the various distinguishing elements.

Please accompany your analysis with direct reference to the accounting guidance and/or details concerning how you have interpreted this guidance.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 31, 2005

Note 13 - Subsequent Event

2. We read that you sold substantially all of the assets of your mortgage banking business to Countrywide and that you concurrently created a 50/50 joint venture with Countrywide through which loans will be offered to your homebuyers. The details and accounting of this transaction are unclear to us from your current disclosure. We have the following comments:

* We read that you "received all cash in exchange for the assets sold." Given the formation of the joint venture, we assume that you sold to Countrywide for cash 50% of the assets of your mortgage banking business, and that you contributed the remaining 50% of the assets of your mortgage banking business to the new joint venture. Please confirm our assumption, if true. If our assumption is wrong, please explain this transaction to us in more detail. Your response should specifically address and quantify the assets contributed to the joint venture by each company.

* Please tell us how you accounted for this transaction and the guidance that you relied upon. Your response should specifically address and quantify any gain or loss recorded on this transaction and how it was calculated.

* We read that this transaction is based upon an agreement with Countrywide dated June 30, 2005. Please provide us with a copy of that agreement. Also, tell us how you determined that this agreement did not need to be filed as a material agreement, given that your mortgage banking business is one of your two reportable segments.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to John Hartz, Senior Assistant Chief
Accountant,
at (202) 551-3689 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. Domenico Cecere
KB Home
November 9, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE